UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 9, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina
Investor Relations Leandro Perez Castaño, Finance & IR Manager leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations calmagro@tgs.com.ar Tel: (+5411) 4865-9077	Media Relations Mario Yaniskowski Tel: (+5411) 4865-9050 ext. 1238

http://www.tgs.com.ar/Investors

TGS Announces Results for the Three-Month Period

ended March 31, 2018

FOR IMMEDIATE RELEASE: Wednesday May 9, 2018

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net comprehensive income of Ps. 1,734.9 million, or Ps. 2.184 per share (Ps. 10.918 per ADS), for the first quarter ended March 31, 2018, compared with the comprehensive net income of Ps. 664.8 million, or Ps. 0.837 per share (Ps. 4.184 per ADS), for the same period in 2017.

The operating profit for the first quarter of 2018 amounted to Ps. 2,598.6 million, Ps. 1,531.3 million above the operating profit recorded in the 2017 same period.

It is worth noting that:

• Net revenues reached Ps. 4,947.3 million, an increase of Ps. 2,392.1 million compared to the 2017 period. This increase was mainly due to higher net revenues from the Natural Gas Transportation and Natural Gas Liquids ("Liquids") Production and Commercialization segments, which grew by Ps. 1,452.3 million and Ps. 831.4 million, respectively.

• Operating costs, including depreciation of fixed assets, increased by Ps. 620.4 million, or 44.0% over the same period in 2017.

• Administrative and selling expenses rose by Ps. 165.5 million over the same period in 2017.

The financial results had a negative effect of Ps. 140.9 million in the result, mainly related with the depreciation of the Argentine peso against the US dollar in the 2018 period.

On March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Renegotiation Agreement. This decree represents the conclusion of the Integral Tariff Review process (“RTI” for its acronym in Spanish) and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

As a result of the foregoing, (i) TGS is entitled to the final tariff increase stipulated in Resolution No. 4362/2017 (finally granted by Resolution No. 310/2018 –“Resolution 310”-), and (ii) TGS and its shareholders must withdraw before June 26, 2018 any claims made against the Government due to the impact in its business as a result of the Public Emergency Law, including the ICSID Claim.

The completion of the RTI process and the recomposition of the tariff framework for the Natural Gas Transportation segment represents a fundamental milestone in the history of TGS as it will allow the execution of an ambitious works plan to provide a quality, safe and reliable service, which will be implemented for the five-year period starting April 2017 to March 2022 (the "Five-Year Plan"). Said plan will imply works for approximately Ps. 6,787 million using December 2016 values.

First quarter 2018 vs. First quarter 2017

During the first quarter of 2018 TGS posted total net revenues of Ps. 4,947.3 million, compared to Ps. 2,555.2 million recorded in the same 2017 period, increasing Ps. 2,392.1 million.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities for certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand capacity in the Argentine natural gas transportation pipeline system. In November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets which belong to the Gas Trusts.

This business segment is subject to the ENARGAS regulation.

The Natural Gas Transportation business segment represented approximately 44% and 28% of TGS’ total revenues during the first quarters of 2018 and 2017, respectively.

Revenues derived from Natural Gas Transportation segment in the quarter of 2018 increased by Ps. 1,452.3 million, compared to the same period in 2017. This positive variation is mainly due to the effect of the full application throughout the 2018 period of the tariff increase granted by Resolution No. 120/2017 as of December 1, 2017, and the increase granted pursuant to Resolution 4362, effective starting April 1, 2017.

Liquids Production and Commercialization revenues accounted for approximately 50% and 65% of the total revenues in the first quarters of 2018 and 2017, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account.

In the first quarter 2018 Liquids revenues increased Ps. 2,485.7 million from the first quarter 2017. This increase was mainly related to the variation of the exchange rate on sales denominated in US dollars, which amounted to Ps. 382.9 million, and Ps. 359.1 million resulting from the increase in reference prices.

Additionally total volumes dispatched increased 3.4%, or 8,572 tons from the first quarter of 2017. It is worth noting that the increase in tons dispatched was due to the greater amounts of ethane delivered to Polisur. This effect was partially offset by lower tons exported.

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 6% and 7% of the net revenues in the first quarters of 2018 and 2017, respectively. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A., which provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Other services revenues increased by Ps. 108.4 million in the first quarter 2018, compared to the same period of the previous year. The increase corresponds mainly to higher operating and maintenance services of Ps. 47.0 million and the effect of the variation in the exchange rate on sales denominated in US dollars amounting to Ps. 35.0 million.

Cost of sales and administrative and selling expenses rose by approximately Ps. 785.9 million in the first quarter 2018 compared to same period in 2017. This variation is mainly due to: (i) the increase in the price of natural gas used as Replacement of Thermal Plant Reduction in the Cerri Complex ("RTP") of Ps. 314.5 million, (ii) higher fees and third party services adding to Ps. 156.5 million, (iii) the tax charge, including the inspection and control license fee paid to ENARGAS, of Ps. 110.0 million, (iv) higher labor costs of Ps. 79.6 million, and (v) higher charges for the preservation of fixed assets and depreciation amounting to Ps. 52.3 million.

The other operating results recorded a negative variation of Ps. 74.9 million mainly explained by the positive result registered in the first quarter of 2017 due to the recovery obtained from the loss that occurred in the Polisur production plant. This effect was partially offset by a lower negative charge for provisions for contingencies in the first quarter of 2018.

In the first quarter of 2018, the financial results recorded a negative variation of Ps. 140.9 million compared to the 2017 period. This variation is mainly due to the impact of the foreign exchange rate loss amounting to Ps. 231.0 million recognized during the first quarter 2018 compared with the positive foreign exchange rate gain for the same period of 2017 as a consequence of the Argentine peso revaluation as well as higher interest generated by financial liabilities of Ps. 28.5 million given the higher average exchange rate of the first quarter of 2018. These effects were partially offset by higher interest income generated by financial assets of Ps. 120.9 million.

Liquidity and Capital Resources

The net positive variation in cash and cash equivalents in the first quarter 2018 was Ps. 1,071.1 million, higher than the cash and cash equivalents variation reported in the same period of 2017.

The increase in net cash flow was due to a higher cash flow generated by the operations totaling Ps. 1,008.6 million, primarily resulting from improved operating income, which was partially offset by the negative variation in working capital.

On the other hand, the reduction of the net cash flow used for investing activities rose by Ps. 61.4 million as additional investments were made that were not considered as cash equivalents, but partially offset by higher payments for property, plant and equipment acquisition.

On May 2, 2018, the Company has successfully completed the placement of Class 2 Notes for a nominal value of US$ 500 million, after having received offers of more than US$ 3 billion. The bond was issued at a price of 99.725% of the nominal value, and at a fixed rate of 6.75% nominal per annum with a yield of 6.8% and maturing on May 2, 2025.

The funds raised from this issuance will be used principally to: (i) amortize partially and precancel totally the 2020 notes amounting to US$ 207 million, which includes capital, interest and premiums, and (ii) finance the midstream project investment of US$ 250 million in Vaca Muerta.

First quarter 2018 earnings conference call

TGS will host a conference call on May 14, 2018 at 10:00 am New York time to discuss this announcement. To listen to the call from The United States of America contact to: +1-877-407-9210, outside the United States of America contact to: +1-201-689-8049. To view the webcast, go to www.tgs.com/investors.

TGS is Argentina’s leading transporter of natural gas, as it operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.8 Bcf/d. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Pampa Energía S.A. which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A. and whose beneficiary is Petrobras Hispano Argentina S.A. -a wholly owned company by Pampa Energía S.A.- who has a trust shareholding of 40%, and (iii) Grupo Inversor Petroquímica S.L. (member of Grupo GIP, wholly owned by Sielecki’s family) and PCT LLC, who directly and indirectly jointly with WST S.A. (member of Grupo Werthein) through PEPCA S.A., own the remaining 50% of CIESA’s shareholding.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the first quarter ended March 31, 2018 and 2017

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

	1st quarter	
	2018	2017
Natural Gas Transportation	2,179.2	726.9
Liquids Production and Commercialization	2,485.7	1,654.3
Other Services	282.4	174.0
Net Revenues	**4,947.3**	**2,555.2**
Operating costs	(1,935.9)	(1,334.1)
Depreciation	(93.3)	(74.7)
Cost of sales	**(2,029.2)**	**(1,408.8)**
Gross Profit	**2,918.1**	**1,146.4**
Administrative and Selling Expenses	(312.9)	(147.4)
Other Operating Results	(6.6)	68.3
Operating profit	**2,598.6**	**1,067.3**
Net Financial Results	(134.5)	6.4
Share of profit from associates	0.2	0.1
Total comprehensive income before Income Tax	**2,464.3**	**1,073.8**
Income Tax expense	(729.4)	(409.0)
Total comprehensive income	**1,734.9**	**664.8**
Earnings per share	**2.184**	**0.837**
Earnings per ADS	**10.918**	**4.184**

Operating Data

	1st quarter	
	2018	2017
Transmission Volumes (millions of cf/d)		
Average firm contracted capacity	2,869.8	2,775.1
Average deliveries	2,151.6	2,047.3
Processing sales (thousands of short tons)		
Ethane	118.4	68.3
Propane	73.5	106.0
Butane	66.9	76.7
Natural Gasoline	33.2	31.4

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month period ended March 31, 2018 and 2017

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the three-month periods ended March 31, 2018 and 2017

(In millions of Argentine pesos)

Exhibit III

                                                                                                 Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the three month periods ended March 31, 2018 and 2017

(In millions of Argentine pesos)

	2018	2017
Cash flows provided by operating activities		
Total comprehensive income for the period	1,734.9	664.8
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	102.7	80.9
Consumption of materials	2.1	1.9
Increase in allowances and provisions	13.9	71.3
Share of profit from associates	(0.2)	(0.1)
Interest expense accrual	134.4	89.8
Interest income on Other financial assets other than cash and cash equival	(55.9)	6.8
Income tax	729.5	409.0
Foreign exchange loss	161.7	(92.2)
Doubtful accounts	-	(19.7)
Changes in assets and liabilities:		
Trade receivables	(173.3)	113.9
Other receivables	92.3	(102.7)
Inventories	(59.2)	58.8
Trade payables	(429.8)	(164.0)
Payroll and social security taxes	(26.8)	(16.2)
Taxes payable	12.2	(16.6)
Income tax	-	(9.2)
Other payables	(0.1)	0.7
Provisions	1.9	(2.9)
Income tax paid	(105.9)	(1.1)
Contract liabilities	(9.2)	-
Advances from customers	-	17.7
Cash flows provided by operating activities	**2,099.4**	**1,090.9**
Cash flows used in investing activities		
Additions to property, plant and equipment	(305.6)	(193.2)
Financial assets other than cash equivalents	184.5	10.7
Cash flows used in investing activities	**(121.1)**	**(182.5)**
Cash flows used in financing activities		
Payment of loans	-	(1.1)
Cash flows used in financing activities	**-**	**(1.1)**
Net increase in cash and cash equivalents	**1,978.3**	**907.3**
Cash and cash equivalents at the beginning of the year	2,652.8	1,555.1
Foreign exchange gains on cash and cash equivalents	113.6	(28.9)
Cash and cash equivalents at the end of the period	**4,744.7**	**2,433.5**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice president

Date: May 9, 2018